                                                                       EXHIBIT 7


                           GRUPO IUSACELL S.A. DE C.V.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                 (THOUSANDS OF CONSTANT DECEMBER 31, 2000 PESOS)


                                    1996           1997             1998             1999         2000
                                 ----------     ----------       ----------       ----------   ----------
Adjusted earnings (A)               183,748     (1,003,823)      (1,178,786)         889,948      161,109
Total fixed charges (B)             689,746        449,962        1,300,585          343,081    1,036,580
Earnings less fixed charges        (505,998)    (1,453,785)      (2,479,372)         546,867     (875,471)
Ratio (A)/(B)                        0.2664              0                0           2.5940       0.1554





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